SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

TLC Vision Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872549100
(CUSIP Number)

Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872549100		Page 2 of 4 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S. N. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,502,504
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,140,995
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,502,504 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 to Schedule 13D is filed to amend Item 4, Item 6 and Item 7.

Item 4.  Purpose of Transactions.

The following information supplements the Stephen N. Joffe’s (the “Reporting Person”) response to Item 4 in the Reporting Person’s Schedule 13D filed on February 21, 2008 as amended on February 27, 2008 and February 29, 2008.

On March 6, 2008, the Reporting Person sent a letter to the Chairman and the Board of Directors of TLC Vision Corporation (the “Corporation”) and a nomination form nominating three persons for election as director of the Corporation.  The letter also indicates the Reporting Person’s intention to prepare proxy materials and solicit proxies in favor of the nominees in connection with the Corporation’s 2008 Annual Meeting of Shareholders.  The letter and nomination form are filed with this Schedule 13D as Exhibit 99.6 and 99.7, respectively.

The persons nominated by the Reporting Person are the Reporting Person, Michael R. Henderson and Cathy Willis.  Information regarding Mr. Henderson and Ms. Willis is contained in Exhibit 99.6.  Neither Mr. Henderson nor Ms. Willis beneficially owns any common shares of the Corporation. The business address for Dr. Joffe is 8750 Red Fox Lane, Cincinnati, Ohio 45243, for Mr. Henderson is Moon World Resorts, World Trade Center, 404-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E2 and for Ms. Willis is Fenton-Willis, LLC, 7741 Kennedy Lane, Cincinnati, Ohio  45242.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following information supplements the response to Item 6 in the Reporting Person’s Schedule 13D filed on February 21, 2008 as amended on February 27, 2008 and February 29, 2008.

The Reporting Person received a revised proxy for 361,509 Shares owned by a trust for the benefit of the Reporting Person’s daughter, Heidi L.T. Joffe.  Ms. Joffe has sole dispositive power over the Shares held by the trust, but on February 19, 2008, Ms. Joffe granted a proxy to the Reporting Person to vote all 361,090 Shares held by the trust.  The revised proxy is filed as Exhibit 99.2 to this Schedule 13D/A.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1*	Power of Attorney
99.2	Proxy dated March 5, 2008
99.3*	Letter dated February 14, 2008 to TLC Vision Corporation (filed as part of Exhibit 99.4)
99.4*	Press Release
99.5*	Press Release dated February 27, 2008 (including letter dated February 27, 2008 to TLC Vision Corporation)
99.6	Letter dated March 6, 2008 to TLC Vision Corporation
99.7	Director Nomination Form
99.8	Press Release dated March 6, 2008

* Previously filed.

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 6, 2008

*
Dr. Stephen N. Joffe

/s/Mark A. Weiss
*Mark A. Weiss
As Attorney-in-Fact for Dr. Stephen N. Joffe